SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Amendment No. 3

VERSADIAL, INC.

(Name of Issuer)
Common Stock, par value 0.001 per share

(Title of Class of Securities)
14606P-103

(CUSIP Number)
FURSA ALTERNATIVE STRATEGIES LLC
444 Merrick Road, 1st Floor
Lynbrook, NY 11563
646-205-6200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
September 5, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14606P-103

1	NAMES OF REPORTING PERSONS Fursa Alternative Strategies LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) I.R.S. No.: 13-4050836

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		9,178,781*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,178,781*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,178,781*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
*The shares of Common Stock issuable upon conversion of convertible notes and exercise of warrants held by the Reporting Person does not include 1,084,543 shares underlying a warrant held by Sagamore Hill Capital LLC, which may be deemed as affiliated.

INTRODUCTION:
Fursa Alternative Strategies LLC (the “Reporting Person”) is filing this Amendment No. 3 to Schedule 13D to disclose that on September 5, 2007, Versadial, Inc. (the “Issuer”) issued 1,769,724 shares of Common Stock upon the conversion of the Reporting Person’s secured revolving credit notes. A total of 1,132,375 shares were issued at a per share conversion price of $1.7662 and 637,349 shares were issued at a conversion price of $1.17675.
ITEM 2. IDENTITY AND BACKGROUND

(a)	Fursa Alternative Strategies LLC
(b)	The Reporting Person is a Delaware limited liability company with its principal executive offices located at 444 Merrick Road, Lynbrook, NY 11563
(c)	The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940.
(d, e)	During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is organized under the laws of Delaware.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of September 4, 2007, the Reporting Person may be deemed to beneficially own 9,178,781 shares of the Issuer’s Common Stock, representing approximately 40.40% of the outstanding Common Stock (based on 13,539,470 shares outstanding as reported on Form 10-QSB filed by the Issuer with the Securities and Exchange Commission on May 21, 2007).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2007
Fursa Alternative Strategies LLC, a Delaware Limited Liability Company
	By:	/s/ William F. Harley
	Name:	William F. Harley, III
	Title:	Chief Investment Officer

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